UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33816

Nuverra Environmental Solutions, Inc.* (N/K/A NAVY HOLDCO, LLC)
(Exact name of registrant as specified in its charter)

1233 W. Loop South, Suite 1400 Houston, TX 77027 (713) 235-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)

☐	Rule 12g-4(a)(2)

☒	Rule 12h-3(b)(1)(i)

☐	Rule 12h-3(b)(1)(ii)

☐	Rule 15d-6

☐	Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: None*

*	Nuverra Environmental Solutions, Inc. (the “Registrant”) merged with and into Navy Holdco, LLC on February 23, 2022, at which time the separate corporate existence of the Registrant ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVY HOLDCO, LLC

Date: March 7, 2022	By:	/s/ Adam R. Law
		Name:	Adam R. Law
		Title:	Senior Vice President, General Counsel
and Corporate Secretary

Signature Page to Form 15